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Exhibit 99.3

                              March 28, 2003

Dear Bondholder:

        CSR Finance Limited ("CSR Finance") and CSR Limited ("CSR") today completed their consent solicitation with respect to the 7.70% Guaranteed Notes due July 21, 2025 (the "CSR Finance Notes") issued by CSR Finance and guaranteed by CSR (the "Consent Solicitation") and received sufficient consents to execute the enclosed Supplemental Indenture, dated as of March 13, 2003 (the "Supplemental Indenture"). The purpose of the Supplemental Indenture is to permit CSR Finance and CSR to clarify the effect of the demerger of Rinker Group Limited ("RGL") from CSR under Section 801 of the Indenture dated as of March 1, 1994 (the "Indenture") pursuant to which the CSR Finance Notes were issued. The Supplemental Indenture amends Section 801 to clarify that the demerger does not constitute a transfer of CSR's properties and assets substantially as an entirety for purposes of Section 801. CSR and CSR Finance do not believe that the demerger would constitute such a transfer but conducted the Consent Solicitation to resolve any uncertainty about the interpretation of Section 801 that might arise.

        In connection with the Consent Solicitation, Rinker Materials Corporation ("Rinker Materials") and RGL offered to exchange 7.70% Guaranteed Notes due July 21, 2025 (the "Rinker Notes") issued by Rinker Materials and guaranteed by RGL for an equal principal amount of the outstanding CSR Finance Notes (the "Offer"). As of the expiration of the Offer at 9 a.m. (New York City time) today, US$149,897,000 in aggregate principal amount of CSR Finance Notes were validly tendered out of the US$150,000,000 outstanding. The Rinker Notes will be issued on the settlement date for the Offer, which is expected to be April 2, 2003. Following the issuance of the Rinker Notes, US$103,000 of the CSR Finance Notes are expected to remain outstanding.

        This announcement is not an offer or a solicitation of offers. Neither the Rinker Notes nor the guarantee by RGL of the Rinker Notes have been nor will be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or any other securities laws and may not be offered, sold or delivered in the United States or to, or for the account or benefit of, any U.S. person, except pursuant to an effective registration statement or in a transaction not subject to the registration requirements of the Securities Act or in accordance with an applicable exemption from the registration requirements thereof. Accordingly, the Rinker Notes and the RGL guarantee of the Rinker Notes were offered and sold in the Offer only to qualified institutional buyers in accordance with an exemption from registration under the Securities Act.

        Please contact Bank One, N.A., the trustee for the CSR Finance Note, at 1-800-524-9472 with any questions.

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  Exhibit 99.3